Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE

GTCR VALOR COMPANIES, INC. WAIVES FINANCING PROCEEDS CONDITION TO TENDER OFFER FOR

VOCUS, INC.

CHICAGO – May 22, 2014 – GTCR Valor Companies, Inc. (“GTCR”) announced that in connection with the tender offer by GTCR and its subsidiary, GTCR Valor Merger Sub, Inc. (the “Purchaser”), to purchase all outstanding shares of common stock of Vocus, Inc. (NASDAQ: VOCS) (“Vocus”) at a price of $18.00 per share, net to the seller in cash, without interest and less any applicable withholding tax, GTCR and the Purchaser have irrevocably waived the condition to the tender offer related to receipt of the debt financing proceeds. As a result of the waiver of this condition, all of the conditions to the tender offer have been satisfied or waived, other than the conditions which by their nature cannot be satisfied until the expiration of the tender offer. As previously announced, the tender offer is scheduled to expire at 9:30 a.m. New York City time, on May 30, 2014, unless further extended or earlier terminated.

Additional Information and Where to Find It

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Vocus’s common stock. The solicitation and the offer to buy shares of Vocus’s common stock is being made pursuant to an offer to purchase and related materials that GTCR and the Purchaser filed with the Securities and Exchange Commission on April 18, 2014. GTCR and the Purchaser have also filed a tender offer statement on Schedule TO, as amended, with the Securities and Exchange Commission in connection with the commencement of the offer, and Vocus has filed a solicitation/recommendation statement on Schedule 14D-9, as amended, with respect to the offer. The tender offer statement (including the offer to purchase, related letters of transmittal and other offer documents) and the solicitation/recommendation statement, each as amended, contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials (and all other materials filed by GTCR, the Purchaser or Vocus with the Securities and Exchange Commission) are available free of charge at the website of the Securities and Exchange Commission at www.sec.gov, or from MacKenzie Partners, Inc., the information agent named in the tender offer materials, at (800) 322-2885 or tenderoffer@mackenziepartners.com.